Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Net income from continuing operations	$6,838	$14,739
Add- Taxes based on income	3,518	5,199

Net income before income taxes	10,356	19,938
Add- fixed charges:
Interest on long term debt (1)	6,949	29,422
Estimated interest cost within rental expense	264	760
Amortization of net debt premium, discount, and expenses	252	1,024

Total fixed charges	7,465	31,206

Earnings available for fixed charges	17,821	51,144

Ratio of earnings to fixed charges	2.38	1.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	628	2,512
Adjustment to pretax basis	323	886

	951	3,398

Combined fixed charges and preferred stock dividend requirements	$8,416	$34,604

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.11	1.47

(1)	Includes FIN 48 interest expense